Exhibit 99.1

OKYO Pharma Announces $5.84 Million cash raise and payables reduction

●	Pricing of a registered direct offering for $1.64M of 1,092,600 ordinary shares at an offering price of $1.50 per ordinary share
●	Simultaneous extinguishment of $4.20M of payables by issuing 2,766,667 ordinary shares, at the offering price of $1.50 per ordinary share, materially reducing current payables

London and New York, NY – October 31, 2023 – OKYO Pharma Limited (Nasdaq: OKYO) (“OKYO” or the “Company”), a clinical stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory dry eye disease (“DED”), a multi-billion-dollar market, and for neuropathic corneal pain, a severe ocular condition with no FDA approved therapy, today announced a $5.84M issuance of shares via: (i) a Company managed registered direct offering of 1,092,600 ordinary shares at an offering price of $1.50 per ordinary share conducted without an underwriter or placement agent; and (ii) the extinguishment of payables of $4.20M by the issuance of 2,766,667 shares at the offering price of $1.50 per share. The reduction of payables is considered by the Company to be a major endorsement by its creditors of its current strategy and constitutes a material reduction of OKYO’s payables. The gross cash proceeds to OKYO from the registered direct offering, before deducting offering expenses payable by OKYO, are expected to be $1.64M, together with a reduction of $4.20M of payables. The offering is expected to close on or about November 1 2023, subject to the satisfaction of customary closing conditions.

OKYO intends to use the net proceeds from the offering primarily for clinical development of the Company’s product candidates, general corporate purposes and working capital.

The securities are being offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-272516), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023, and declared effective on June 14, 2023. The offering is being made only by means of a prospectus supplement and the accompanying base prospectus, as may be further supplemented by any free writing prospectus and/or pricing supplement that the Company may file with the SEC. The final prospectus supplement related to the offering will be filed with the SEC and will also be available on the SEC website.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. OKYO presently has a 240-patient phase 2 trial of OK-101 underway to treat patients with DED, and also has plans underway for the opening of a 40-patient trial of OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of management and include statements regarding the closing of the offering and the registered direct offering. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual activities or results to differ materially from those indicated or implied by any forward-looking statement, including, without limitation, due to risks and uncertainties related to market conditions and the satisfaction of closing conditions related to the registered direct offering, risks disclosed in the section titled “Risk Factors” included in the final prospectus supplement to be filed with the SEC, and risks disclosed in other documents OKYO files from time to time with the SEC. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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